UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On September 25, 2023, Jin Medical International Ltd. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. On December 18, 2023, the Company received a letter (the “Delisting Letter”) from Nasdaq notifying the Company that it had failed to provide a detailed plan to support a decision for further time for compliance. Additionally, Nasdaq staff (the “Staff”) determined that the Company did not meet the 300 Round Lot Holder requirement for initial listing on the Nasdaq Capital Market. Nasdaq Staff has determined to initiate procedures to delist the Company’s securities from Nasdaq. Unless the Company requests an appeal of that determination, trading of the Company’s ordinary shares will be suspended at the opening of business on December 28, 2023.

The Company has submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities pending the Panel’s decision. Subsequently on December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel will be held on March 14, 2024. At the hearing, the Company must demonstrate its ability to regain compliance with the particular deficiencies cited by Staff, as well as its ability to sustain long-term compliance with all applicable maintenance criteria.

The Company is presently conducting an internal review with its management and external advisors and is exploring various remedial actions to regain compliance with the requirements set out above.

If at any point before the hearing the Company believes it has regained compliance with all criteria for continued listing, the Company will notify Nasdaq Staff and also inform the Hearings Department. If Nasdaq Staff determines that the Company has regained compliance, the Hearings Department will advise the Company by letter that the hearing is cancelled.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: December 27, 2023	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

2